February 13, 1996



Mr. Stephan L. Jones
President
Princor Limited Term Bond Fund, Inc.
Principal Financial Group
Des Moines, IA 50392-02022


Dear Mr. Jones


     Principal Mutual Life Insurance Company intends to purchase 1,000,000 shares of Common Stock of Princor Limited Term Bond Fund, Inc., par value $.01 per share (the "Shares") at $10.00 per share. In connection with such purchase, Principal Mutual Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resale, distribution or redemption.


                 PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

                               Michael D. Roughton
                By ______________________________________________
                               Michael D. Roughton

MDR/sl